UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2000

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

10 Lafayette Square, Buffalo, New York 14203
(Address of principal executive office)

REQUIRED INFORMATION

  Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

  See accompanying Index on page 4.

  Signature

  Exhibits
Exhibit Number	Description of Exhibit
(1)	Consent of Independent Accountants
(2)	Consent of Independent Accountants

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000 AND 1999

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                            Page
                                                           Number
                                                           ------

Report of Independent Accountants                           1 - 2

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2000                               3

  Statement of Net Assets Available for Plan
  Benefits at December 31, 1999                               4

  Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 2000 with Comparative Totals
  for the Year Ended December 31, 1999                        5

  Notes to Financial Statements                             6 - 9

Supplemental Schedule:

  Schedule of Assets Held for Investment
  at December 31, 2000                                        10

Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

We have audited the accompanying statement of net assets available for plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2000 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

MCGLADREY & PULLEN, LLP

June 8, 2001
Buffalo, New York

Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

We have audited the accompanying statement of net assets available for plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 1999 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FREED MAXICK SACHS & MURPHY, P.C.

June 23, 2000
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2000

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2000
                                       -----------------------------------------------------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $58,295,002         $24,962,763      $83,257,765

   Vanguard Retirement Savings Trust
                                                           -           8,622,727        8,622,727

   Vanguard 500 Index Fund                                 -          40,982,100       40,982,100

   Vanguard Extended Market Index
     Fund                                                  -           2,153,676        2,153,676

   Vanguard Pacific Stock Index Fund
                                                           -           1,658,540        1,658,540

   Vanguard European Stock Index Fund
                                                           -           4,776,349        4,776,349

   Vanguard Prime Money Market Fund
                                                           -           4,780,018        4,780,018

   Vanguard Total Bond Market Index
     Fund                                                  -           4,731,141        4,731,141

   Participant Loan Account                                -           3,089,276        3,089,276
                                       -----------------------------------------------------------------

                                                  58,295,002          95,756,590      154,051,592

Receivables:
   Employer Contributions                            199,975                   -          199,975

   Participant Contributions                               -             359,843          359,843
                                       -----------------------------------------------------------------

Net Assets Available for Plan
Benefits                                         $58,494,977         $96,116,433     $154,611,410
                                       =================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1999

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              1999
                                       -----------------------------------------------------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $41,281,621         $17,868,141      $59,149,762

   Vanguard Retirement Savings Trust
                                                           -           7,974,955        7,974,955

   Vanguard 500 Index Fund                                 -          45,426,233       45,426,233

   Vanguard Extended Market Index
     Fund                                                  -             431,253          431,253

   Vanguard Pacific Stock Index Fund
                                                           -           2,637,446        2,637,446

   Vanguard European Stock Index Fund
                                                           -           5,095,042        5,095,042

   Vanguard Prime Money Market Fund
                                                           -           5,124,376        5,124,376

   Vanguard Total Bond Market Index
     Fund                                                  -           4,204,930        4,204,930

   Participant Loan Account                                -           2,992,616        2,992,616
                                       -----------------------------------------------------------------

                                                  41,281,621          91,754,992      133,036,613

Receivables:
   Employer Contributions                            196,182                   -          196,182

   Participant Contributions                               -             353,316          353,316
                                       -----------------------------------------------------------------

Net Assets Available for Plan
Benefits                                         $41,477,803         $92,108,308     $133,586,111
                                       =================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000 (WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1999)

                                                                                   Total all Investments Combined
                                             Employer            Participant
                                                                                  ----------------------------------
                                             Directed              Directed                 December 31,
                                            Investments          Investments           2000              1999
                                       -----------------------------------------------------------------------------
Investment Income From National Fuel
Gas Company Common Stock Funds
                                                  $1,681,898            $747,369       $2,429,267        $2,247,323

Interest Income                                            -             748,517          748,517           690,453

Investment Income from Mutual Funds
                                                           -           1,410,494        1,410,494         1,449,352
                                       -----------------------------------------------------------------------------

     Total Investment Income                       1,681,898           2,906,380        4,588,278         4,387,128

Net Appreciation in Fair Value of
Investments                                       14,872,921             315,105       15,188,026        10,368,679

Employer Matching Contributions                    2,425,212                   -        2,425,212         2,332,648

Participant Contributions                                  -           5,470,422        5,470,422         4,863,723

Participant Purchase and Loan Fees
                                                       (120)            (10,092)         (10,212)          (11,625)

Rollovers and Other Individual
Transfers In                                          21,752              95,534          117,286           371,907

Payments to Participants or
Beneficiaries                                    (1,999,861)         (4,753,852)      (6,753,713)       (8,170,823)

Transfers (to)/from Associated Funds
                                                      15,372            (15,372)                -                 -
                                       -----------------------------------------------------------------------------

Increase in Net Assets Available for
Plan Benefits                                     17,017,174           4,008,125       21,025,299        14,141,637

Net Assets Available for Plan
Benefits:
     Beginning of Year                            41,477,803          92,108,308      133,586,111       119,444,474
                                       -----------------------------------------------------------------------------

     End of Year                                 $58,494,977         $96,116,433     $154,611,410      $133,586,111
                                       =============================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

     General:

     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

     Eligibility and Participation:

     Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are three groups of non-union employees who are eligible to participate in the Plan. Participant and employer contributions vary by group.

     Contributions:

     Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 21%, depending on participant group. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant's base salary, depending on their participant group, years of service and rate of salary reduction contributions.

     For certain employees, employer matching contributions are contributed first to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") to the extent permitted under the Thrift Plan and then the remainder, if any, is contributed to the Plan. Certain employees are not eligible to make future contributions to the Thrift Plan. Effective July 1, 2000 the Company froze the Thrift Plan and thereby discontinued future employee and employer contributions into the Thrift Plan.

     "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling is $10,500 for 2000 and 2001.

     Participants' accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable.

     Employer Matching Contributions:

     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

     Withdrawals, Loans and Distributions:

     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

     Participant Accounts:

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Administration:

     National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

     Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Valuation:

     The accounts of the Plan are maintained on the accrual basis. National Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of Common Stock of National Fuel Gas Company, that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at net asset value at year-end. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income. The 2001 market volatility of equity based investments may substantially impact the value of such investments at any given time. It is possible that the value of the plan's investments, both in total and in individual participant accounts, has declined since December 31, 2000.

     Use of Estimates:

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Administrative expenses:

     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $19,403 and $17,745, respectively, for services rendered in connection with the Plan and Trust for the years ended December 31, 2000 and December 31, 1999. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES

     The Internal Revenue Service has determined in a letter dated December 14, 1995 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 4 - PARTIES-IN-INTEREST

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 5 – INVESTMENTS

     As of December 31, 2000 and 1999, the following investments comprised more than 5% of Plan assets:

                                                                     2000             1999
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A                                   $24,962,763       $17,868,141
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         58,295,002        41,281,621
         Vanguard 500 Index Fund                                  40,982,100        45,426,233
         Vanguard Retirement Savings Trust                         8,622,727         7,974,955

     The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2000 and 1999 are as follows:

                                                                        For the Year Ended
                                                                        December 31,
                                                                     2000               1999
                                                                     ----               ----

         National Fuel Gas Company Common
                  Stock Fund A                                   $  6,670,239         $   911,593
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)          14,872,921           1,065,252
         Vanguard 500 Index Fund                                   (4,626,302)          7,178,863
         Vanguard Extended Market Index Fund                         (770,481)             38,372
         Vanguard Pacific Stock Index Fund                           (631,192)            857,471
         Vanguard European Stock Index Fund                          (507,216)            611,593
         Vanguard Total Bond Market Index Fund                        180,057           (294,465)
                                                               --------------       ------------
                                                                  $15,188,026         $10,368,679
                                                                  ===========         ===========

                                                               SCHEDULE I
                                                               ----------
                                                       NATIONAL FUEL GAS COMPANY
                                                       -------------------------
                                           TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                           -------------------------------------------------
                                                SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                                ---------------------------------------
                                                           DECEMBER 31, 2000
                                                           -----------------

                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     -----------------------             ----------------------------------------          --------       ------------

 *      National Fuel Gas Company
         Common Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,111,432 units)                                    $ 24,962,763
           National Fuel Gas Company        Stock Fund B (2,595,503 units)                    $30,720,066       58,295,002
                                                                                                              ------------
                                            Total National Fuel Gas Company
                                              Common Stock Funds                                                83,257,765
                                                                                                              ------------

        Mutual Funds:
 *         Vanguard Group of                500 Index Fund
             Investment Companies             (336,305 units)                                                   40,982,100

           Vanguard Group of                Extended Market Index Fund
             Investment Companies             (80,904 units)                                                     2,153,676

 *         Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (185,312 units)                                                    1,658,540

 *         Vanguard Group of                European Stock Index Fund
             Investment Companies             (183,776 units)                                                    4,776,349

 *         Vanguard Group of                Prime Money Market Fund
             Investment Companies             (4,780,018 units)                                                  4,780,018

 *         Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (475,014 units)                                                    4,731,141
                                                                                                             -------------
                                            Total Vanguard Mutual Funds                                         59,081,824
                                                                                                              ------------

        Common/Collective Trust (1):
 *         Vanguard Group of                Retirement Savings Trust
             Investment Companies             (8,622,727 units)                                                  8,622,727

*       National Fuel Gas Company
           Tax Deferred Savings Plan
           For Non-Union Employees          Participant Loan Account                                             3,089,276
                                                                                                             -------------

                                                  TOTAL ASSETS HELD FOR INVESTMENT                            $154,051,592
                                                                                                              ============
* Denotes known party-in-interest to the Plan.
(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By /s/ Joseph P. Pawlowski
Joseph P. Pawlowski
Treasurer and Principal Accounting
Officer of National Fuel Gas Company,
Member of the Tax-Deferred Savings
Plan Committee
Date: June 27, 2001

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
(1)	Consent of Independent Accountants
(2)	Consent of Independent Accountants